Henery A. Schulle
192166 Metric Bld. #133
Austin 78758

                                                                     EXHIBIT "C"
                                  March 1, 1999


Mr. L. Mychal Jefferson II
Unicorp, Inc.
3730 Kirby, Suite 1200
Houston, Texas 77098

         Re:      S-8 Stock Agreement

Dear Mr. Jefferson:

         At the present time, Unicorp, Inc. owes me, Inc. at least $30,000for consulting services rendered and incurred. In payment thereof, I agrees to accept freely trading stock in Unicorp, Inc., worth $30,000. Unicorp, Inc., will cause to be prepared and will file the required S-8 to accomplish the issuance of the stock worth $30,000. Said stock will be issued to me as soon as possible after the filing of the Form S-8. In that regard, the stock to be issued to me will be valued at $1.00 per share

Very truly yours,

By: /s/ Henry A. Schulle
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